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                                                                     Exhibit 1.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

               [CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

  (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock code: 670)

                                  ANNOUNCEMENT

     The board of directors of the Company makes this announcement at the request of The Stock Exchange of Hong Kong Limited in response to certain recent newspaper articles regarding certain estimates of the Company's profits for the year 2004 and certain possible acquisitions of Northwest Airlines and Yunnan Airlines.

The board of directors of China Eastern Airlines Corporation Limited (the "COMPANY") makes this announcement at the request of The Stock Exchange of Hong Kong Limited in response to certain recent newspaper articles regarding certain estimates of the Company's profits for the year 2004 and certain possible acquisitions of Northwest Airlines and Yunnan Airlines.

The directors of the Company (the "DIRECTORS") expect that the Company's business environment in 2004 will be more favourable than that in 2003, and the Company will endeavour to improve its profitability, but hereby emphasize that all other specific information regarding the Company's financial position, unless disclosed by way of published announcements issued by the Company, is, so far as the Directors are aware and believe, pure market speculation and estimates.

As foreshadowed in the Company's announcement dated 11th October, 2002, the Company may pursue acquisitions, including acquisitions of certain aviation assets and businesses of Northwest Airlines and Yunnan Airlines, as part of and in line with the State's restructuring plan for the aviation industry in China. However, details of such acquisitions are still under consideration and are yet to be finalised. If and when such acquisitions materialize, the Company will ensure that all relevant regulatory requirements under the Hong Kong Listing Rules as are then applicable to the Company will timely be complied with.

                                              By order of the board of Directors
                                                     CHINA EASTERN AIRLINES
                                                      CORPORATION LIMITED
                                                          LUO ZHUPING
                                                       Company Secretary

The board of the Directors comprises of:

Ye Yigan (Chairman, Non-executive Director)
Li Fenghua (President, Executive Director)
Wan Mingwu (Vice President, Executive Director)
Cao Jianxiong (Non-executive Director)
Zhong Xiong (Non-executive Director)
Chen Quanxin (Non-executive Director)
Wu Baiwang (Non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)

Shanghai, the People's Republic of China
8th April, 2004